                                                                  EXHIBIT (g)(1)

              IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

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                                                  :
SHERRY SIMMONS,                                   :
                                                  :  Civil Action No. 17044 NC
                       Plaintiff,                 :
                                                  :
          -against-                               :
                                                  :  CLASS ACTION
                                                  :  COMPLAINT
                                                  :  ------------
PAYMENTECH, INC., BANKONE                         :
CORPORATION, FIRST DATA                           :
CORPORATION, RICHARD W. VAGUE, JOHN               :
B. MCCOY, WILLIAM P. BOARDMAN, GENE H.            :
BISHOP, PAMELA H. PATSLEY and                     :
RUPINDER S. SIDHU.                                :
                                                  :
                       Defendants.                :
                                                  :
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     Plaintiff, by her attorneys, alleges upon information and belief, except with respect to her ownership of shares Paymentech, Inc. ("Paymentech" or the "Company") common stock which is alleged on personal knowledge as follows:

                                  THE PARTIES
                                  -----------

     1.   Plaintiff is the owner of shares of Paymentech common stock.

     2. Paymentech is a corporation duly organized and existing under the laws of the State of Delaware. Paymentech represents that it is a leading transaction processor and third largest processor of bankcard transactions in the United States. Paymentech also issues commercial cards and provides commercial card payment and information processing.

     3. Defendant BankOne Corporation ("BankOne"), a corporation organized and existing under the laws of the State of Delaware, is a bank holding company with approx. 1,300 banking offices in 12 states. BankOne also engages in


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credit card and merchant processing. BankOne owns approximately 55% of the outstanding common stock of Paymentech and is its controlling shareholder. As controlling shareholder of Paymentech, BankOne is in a fiduciary relationship with plaintiff and the other public stockholders of Paymentech.

          4. Defendant First Data Corporation ("First Data"), a corporation organized under the laws of Delaware, provides information and transaction processing services to financial institutions and commercial establishments.

          5. Defendant Richard W. Vague ("Vague") is and was at all relevant times Chairman of the Board and a director of Paymentech.

          6. Defendant Pamela H. Patsley ("Patsley") is and was at all relevant times Vice Chairman of the Board and a director of Paymentech.

          7. Defendant John B. McCoy ("McCoy") is and was at all relevant times a director of Paymentech and Chairman and Chief Executive Officer of BankOne.

          8. Defendant William P. Boardman is and was at all relevant times a director of Paymentech and Senior Executive Vice President of BankOne.

          9. Defendants Gene H. Bishop and Rupinder S. Sidhu comprise the remainder of the Board of Directors of Paymentech.

          10. The officers and directors of Paymentech, referred to in paragraphs 5-9 (collectively the "Individual Defendants") owe fiduciary duties of good faith, fair dealing, due care and candor to plaintiff and the other Paymentech public stockholders.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

          11. Plaintiff brings this action pursuant to Rule 23 of the Rules of this Court, on behalf of herself and all other shareholders of the Company (except the


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defendants herein and any persons, firms, trusts, corporations, or other entities related to or affiliated with them) and their successors in interest, who are or will be harmed by the reason of the wrongs complained of herein (the "Class").

          12. This action is properly maintainable as a class action for the following reasons:

               (a) The Class is so numerous that joinder of all members is impracticable. There are approximately 36 million shares of Paymentech's common stock outstanding. There are thousands of beneficial holders of Paymentech common stock who are members of the Class.

               (b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member.

               (c) The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be injured alike by defendants' actions.

               (d) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class.


                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

          13. On or about March 22, 1999, Paymentech announced it had signed a definitive merger agreement for the acquisition by First Data of Paymentech's outstanding shares of common stock, other than shares owned by BankOne, at a price of $25.50 per share. Public ownership (approximately 16 million shares) represents approximately 45% of the outstanding shares. BankOne owns the remaining 55%. First


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Data and BankOne have separately agreed that following the merger they will combine Paymentech's operations with Bank One Payment Services LLC, the existing merchant bank alliance between First Data and BankOne. Defendant Patsley, currently president and chief executive officer of Paymentech, will direct the operations of the combined organization.

     14. The transaction price represents a mere 3% premium to the previous day's closing price for Paymentech stock.

     15. BankOne and the Individual Defendants have approved the Merger Agreement with First Data to benefit BankOne. BankOne will benefit from this transaction by taking its subsidiary, Paymentech, out of the hands of the public minority stockholders, and by strengthening its already formed alliance with First Data. As a majority shareholder, had the Merger Agreement not been beneficial to BankOne, it would not have approved it.

     16. BankOne and the Individual Defendants have breached their fiduciary duties to the class by failing to require First Data to pay a fair price for the Company's minority shares.

     17. The proposed acquisition undervalues Paymentech common stock by ignoring the full value of its assets and future prospects. The proposed buyout consideration does not reflect the value of Paymentech's valuable assets.

     18. First Data and BankOne timed the announcement of the buyout to place an artificial lid on the market price of Paymentech's common stock in order to justify a price which is unfair to Paymentech public stockholders.

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     19. Defendant First Data has knowingly aided and abetted the breaches of fiduciary duty committed by the other defendants to the detriment of plaintiff and the Class. First Data will pay approximately $400 million for the minority stake, the shares not owned by BankOne, in the Company. Defendant First Data would not make this substantial investment without the support of Defendant BankOne or against the will of BankOne. Defendant BankOne supports the "low ball" offer by First Data to ensure First Data's willingness in completing the transaction which will freeze out Paymentech's minority stockholders on unfair terms.

     20. As a result of the defendants' unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Paymentech assets and business and will be prevented from obtaining the real value of their equity interest in the Company. Unless the proposed buyout is enjoined by the Court, BankOne and the individual defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, aided and abetted by First Data, and will consummate the proposed transaction to the irreparable harm of the members of the Class.

     21. Plaintiff and the other members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiff prays for judgment and relief as follows:

     A. Ordering that this action may be maintained as a class action and certifying as the Class representative:


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          B.   Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the proposed transaction;

          C. In the evening the proposed buyout is consummated, rescinding it and setting it aside;

          D. Awarding plaintiff and the Class compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

          E. Awarding plaintiff her costs and disbursements, including a reasonable allowance for counsels' and experts' fees; and

          F. Granting such other and further relief as to the Court may seem just and proper.


                                           ROSENTHAL, MONHAIT, GROSS &
                                           & GODDESS, P.A.


                                           By: /s/ J. Rosenthal
                                              ----------------------------
                                           919 North Market Street
                                           Suite 1401
                                           Mellon Bank Center
                                           Wilmington, Delaware 19801
                                           (302) 656-4433


OF COUNSEL:

ABBEY, GARDY & SQUITIERI, LLP
212 East 39th Street
New York, New York 10016
(212) 889-3700

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